GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

November 8, 2007

Mail Stop 4561

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form SB-2/ Pre-Effective Amendment Two

File No.: 333-143602

Dear Ms. Garnett:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are made in response to staff comments on the initial Registration Statement or represent an updating of material previously filed to reflect any developments in the business of the Company. The paragraph numbers below correspond to the numbered comments in your comment letter dated September 21, 2007.

General

1.

As requested, we have revised to disclose that the shares will be sold at a fixed price for the duration of the offering.  See “Cover Page”, Prospectus Summary, “Selling Stockholders last paragraph” and “Plan of Distribution”.

Prospectus Summary

2.

We have clarified and expanded our statement in the Prospectus Summary and all other places in the Registration Statement where similar disclosures were made. As part of that clarification, we state that our belief is based solely on personal observations and opinions and not on any surveys or studies.

Summary Financial Data

3.

We have expanded the disclosure concerning the management fee in all areas in the Registration Statement.

GARY B. WOLFF, P.C.

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

November 8, 2007

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-143602

Selling Shareholders

4.

We have disclosed that neither AI Document Services, Inc. nor Mr. Cohen has had any negotiations or discussions with any entity concerning an acquisition or merger and has no current intentions to seek out any such entities for such purpose(s).

5.

As per response to prior Comment No. 10 to SEC Comment Letter of July 6, 2007 (which information was not included in Amendment 1) we have included footnote disclosure regarding minor children.

Management’s Discussion and Analysis or Plan of Operations

6.

We have made the requested disclosure.

7.

We have made some clarifications and believe that the second paragraph under Management’s Discussion and Analysis or Plan of Operations and the fourth paragraph of Liquidity satisfy Item 303(a) of Regulation S-B.

8.

We have made the requested disclosure.

9.

We have made additional disclosure and clearly state that the tabular data in the fourth paragraph of Liquidity sets forth our likely cost structure for the next 12 months.

10.

We have made the requested disclosure.

Liquidity

11.

We have made the requested disclosure.

12.

We have made the requested disclosure.

13.

We have made the requested disclosure.

14.

We have clarified our disclosure to indicate the importance of this tabular data and the fact that the amounts over a 12 month period would be similar under either a cash or accrual basis. This tabular data provides the clearest method possible for a reader to understand our expectations for the next 12 months given information currently available to us.

GARY B. WOLFF, P.C.

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

November 8, 2007

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-143602

15.

We have disclosed that we currently have no commitments for debt or equity financing. As such, we have disclosed that we can provide no assurances that we will be successful in obtaining financing or satisfying all required costs.

Summary Compensation Table

16.

We have expanded our disclosure about Mr. Cohen’s salary. In reading this be advised that the agreement covering this matter states that “Mark Cohen, Issuer’s President will devote 15% of his time to Issuer and will be paid an annual salary of $30,000 by Issuer commencing July 1, 2007.” In this Agreement, we are defined as the Issuer. Therefore, we, and not Actuarial Ideas, will pay this salary directly.

17.

We are obligated to disclose the details of Mr. Cohen’s salary commitment and not the rationale underlying it and it has been arbitrarily determined. The fact is that the salary obligation is extremely low given Mr. Cohen’s experience and the extent to which our success depends upon him.

Certain Relationships and Related Transactions

18.

We have modified the disclosure to indicate that the promoters of AI are our president, Mark Cohen, and our two other officers and directors, Richard C. Cohen and Elizabeth A. Cohen.

Legal Matters

19.

We have disclosed non-contingency nature of legal fees in “Liquidity” third paragraph.

Balance Sheet

20.

Accounts receivable has been carved out from Actuarial Ideas and reflected in the stand-alone financial statements.

Statements of Operations

21.

The implied management fee has been reversed. The financials have been revised.

22.

Cost of sales has been reallocated to both cost of sales and general and administrative expenses.

23.

A pro forma income tax expense or benefit has been provided for all four periods presented.

GARY B. WOLFF, P.C.

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

November 8, 2007

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-143602

24.

The requested changes have been made.

Note 1 - Organization

25.

The requested pro forma data has been presented.

Note 3 – Stockholders’ Equity

26.

The incorporation of AI Document Services, Inc. as a separate entity involved Mr. Cohen separating a segment of a business owned by him for many years and incorporating that segment as a separate legal entity. The transaction involved entities owned by Mr. Cohen. There were no, and could be no, inducements offered to Mr. Cohen. He did not give up nor receive anything in the transaction that he did not already own and control. Note 3 has been edited and clarified.

Miscellaneous

a.

All references to NASD as relates to Rule 211 filing have been revised so as to indicate its new name the Financial Industry Regulatory Authority (“FINRA”).

b.

We have also indicated that the 3 officers and directors by virtue of being declared underwriters may not utilize Rule 144.  See “Selling Stockholders” and “Plan of Distribution”.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

AI Document Services, Inc.

Li & Company, PC